SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           GP Strategies Corporation
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   36225V104
                                 (CUSIP Number)

                                Jerome I. Feldman
                          c/o GP Strategies Corporation
                         9 West 57th Street, Suite 4170
                            New York, New York 10019
                                (212) 230-9508
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    Copy to:

                             Robert J. Hasday, Esq.
                          Duane, Morris & Heckscher LLP
                              380 Lexington Avenue
                            New York, New York 10168
                                 (212) 692-1010

                               November 17, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of GP Strategies Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 9 West 57th Street, Suite 4170, New York, New York 10019. This statement constitutes Amendment No. 3 ("Amendment No. 3") to a Schedule 13D, dated September 10, 1999 (the "Schedule 13D"), of Jerome I. Feldman, Scott
N. Greenberg, John C. McAuliffe, John Moran, and Douglas Sharp. Except as amended hereby and in the other amendments hereto, the statements in the
Schedule 13D remain unchanged. Unless otherwise indicated, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended to add the following information:

         On November 17, 1999, the Company issued the press release attached hereto as Exhibit 12.

Item 7.  Material to be Filed as Exhibits

         Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit 12. Press release of the Company, dated November 17, 1999.

                                   SIGNATURES


            After reasonable inquiry and to the best of the knowledge and belief of each person set forth below, each such person certifies that the information set forth in this statement is true, complete and correct.

                  Signature                                 Date

            Jerome I. Feldman*                  November 17, 1999

            Scott N. Greenberg*                 November 17, 1999

            John McAuliffe*                     November 17, 1999

            John Moran*                         November 17, 1999

            Douglas Sharp*                      November 17, 1999



                                    *By:_________________________________
                                        Jerome I. Feldman, Attorney-in-Fact





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* A power  of  attorney  authorizing  Jerome  I.  Feldman  to  sign  any and all amendments  to the  Schedule  13D on behalf of such  persons was included in the
Schedule 13D.